AudioCardio

Statement of Operations

As of December 31, 2020

	2020
Revenues	$38,507
Operating expenses	
General and administrative	50,002
Sales and marketing	17,600
Legal	0
Travel	1,609
Depreciation	712
Total operating expenses	**69,924**
Net Operating Loss	**(31,416)**
Grant income	0
Net Loss	**($31,416)**